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                                                                Exhibit 11(a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 11, 1999 and the related Letter of Transmittal (and any amendments thereto) and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is prohibited, the Purchaser will make a good faith effort to comply with any such statute. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       and
                    Series B ESOP Convertible Preferred Stock
                                       of
                                Ekco Group, Inc.
                                       at
                               $7.00 Net Per Share
                                       by
                             EG Two Acquisition Co.
                                 a subsidiary of
                             CCPC Acquisition Corp.
                               and an affiliate of
                                  Borden, Inc.

EG Two Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation ("Borden"), is hereby offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Shares") and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated March 27, 1987, as amended on June 9, 1988, January 10, 1989, March 23, 1992 and December 22, 1992 and as amended and restated as of March 21, 1997 and amended on August 4, 1999 between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), and all of the outstanding shares of Series B ESOP Convertible Preferred Stock, par value $.01 per share ( the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares") of Ekco Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share (including, if applicable, associated Rights), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

Unless the context requires otherwise, all references to Shares shall be deemed to refer also to the associated Rights, if applicable, and all references to Rights shall be deemed to include all benefits that may inure to the stockholders of the Company or to holders of Rights pursuant to the Rights Agreement. Holders of Shares to which Rights are attached will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If separate certificates for the Rights ("Rights Certificates") are not issued, a tender of Shares to which Rights are attached will also constitute a tender of associated Rights.


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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 8, 1999, UNLESS THE OFFER IS
EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the Offer such number of Shares which constitutes more than 50% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in a merger and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act of 1976, as amended or any applicable foreign competition laws.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, the Purchaser intends to effect the Merger, as described below.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 1999 (as amended, the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. Borden has guaranteed certain obligations of the Parent and the Purchaser under the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"), and (i) each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than Common Shares owned by the Company and Common Shares owned by the Parent, the Purchaser or any direct or indirectly wholly owned subsidiary of the Parent or the Purchaser, which shall be cancelled, retired and cease to exist and other than Common Shares, if any, held by stockholders who have properly exercised appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Common Shares, be converted into the right to receive $7.00 in cash, payable to the holder thereof, without interest, upon the surrender of the certificate formerly representing such Common Share, less any required withholding taxes and (ii) each ESOP Preferred Share issued and outstanding immediately prior to the effective time of the Merger (other than ESOP Preferred Shares owned by the Company and ESOP Preferred Shares owned by the Parent, the Purchaser or any direct or indirectly wholly owned subsidiary of the Parent or the Purchaser, which shall be cancelled, retired and cease to exist and other than ESOP Preferred Shares, if any, held by stockholders who have properly exercised appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the ESOP Preferred Shares, be converted into the right to receive the amount of consideration that a holder of the number of Common Shares into which such ESOP Preferred Shares were convertible immediately prior to the Effective Time would be entitled to receive in the Merger, without interest, upon the surrender of the certificate formerly representing such ESOP Preferred Share, less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to IBJ Whitehall Bank & Trust Company (the "Depositary") of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to


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the Offer will be made by deposit of the purchase price therefor with the
Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing Shares (the "Share Certificates") and, if applicable, Rights Certificates, or timely confirmation of a book-entry transfer of such Shares and, if applicable, Rights into the Depositary's account at a Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

Subject to the applicable rules and regulations of the Securities and Exchange Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right (but shall not be obligated), in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 15 of the Offer to Purchase shall have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

The term "Expiration Date" means 12:00 Midnight, New York City time, on September 8, 1999, unless and until the Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 9, 1999. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal


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must specify the name and number of the account at the Book-Entry Transfer
Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. A withdrawal of Shares shall also constitute a withdrawal of the associated Rights, as applicable. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference.

The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                                     [LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885

                      The Dealer Manager for the Offer is:

                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                          (212) 902-1000 (Call Collect)
                           (800) 323-5678 (Toll-Free)


August 11, 1999